Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Iran: Balal Field Reaches Production Level of 40,000 b/d and
is Handed Over to NIOC

Paris, September 16, 2003 – Total announces that the Iranian Balal offshore field has reached a production level of 40,000 barrels of oil per day and that with the achievement of the relevant training programs, the operatorship of the Production and Living Quarters Platform has been transferred to the National Iranian Oil Company (NIOC) on August 27, 2003 as planned in the contract.

The Balal Field is near Iran’s Lavan Island in the Persian Gulf and first entered into production in January 2003. Production is exported from the offshore platform using facilities operated by the NIOC (subsea pipeline and processing facilities on Lavan Island).

The field was developed under a “buy-back” contract signed with the NIOC and a partnership made up of Total with a 46.75% interest, Eni (38.25%) and Bow Valley (15%).

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com